Exhibit 99.2

Li Auto Inc. Announces Unaudited Fourth Quarter and Full Year 2021 Financial Results

Quarterly total revenues reached RMB10.62 billion (US$1.67 billion)1

Quarterly deliveries reached 35,221 vehicles

Quarterly gross margin reached 22.4%

Full year total revenues reached RMB27.01 billion (US$4.24 billion)

Full year deliveries were 90,491 vehicles

Full year gross margin reached 21.3%

BEIJING, China, Feb 25, 2022 — Li Auto Inc. ("Li Auto" or the "Company") (Nasdaq: LI; HKEX: 2015), an innovator in China’s new energy vehicle market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Operating Highlights for the Fourth Quarter of 2021 and Full Year 2021

•	Deliveries of Li ONE were 35,221 vehicles in the fourth quarter of 2021, representing a 40.2% quarter-over-quarter increase and a 143.5% year-over-year increase.

•	Deliveries of Li ONE for the full year 2021 reached 90,491 vehicles, representing an increase of 177.4% from 32,624 vehicles in 2020.

	FY 2021	2021 Q4	2021 Q3	2021 Q2	2021 Q1
Deliveries	90,491	35,221	25,116	17,575	12,579

	FY 2020	2020 Q4	2020 Q3	2020 Q2	2020 Q1
Deliveries	32,624	14,464	8,660	6,604	2,896

•	As of December 31, 2021, the Company had 206 retail stores covering 102 cities and 278 servicing centers and Li Auto-authorized body and paint shops operating in 204 cities.

Financial Highlights for the Fourth Quarter of 2021

•	Vehicle sales were RMB10.38 billion (US$1.63 billion) in the fourth quarter of 2021, representing an increase of 155.7% from RMB4.06 billion in the fourth quarter of 2020 and an increase of 40.5% from RMB7.39 billion in the third quarter of 2021.

•	Vehicle margin2 was 22.3% in the fourth quarter of 2021, compared with 17.1% in the fourth quarter of 2020 and 21.1% in the third quarter of 2021.

•	Total revenues were RMB10.62 billion (US$1.67 billion) in the fourth quarter of 2021, representing an increase of 156.1% from RMB4.15 billion in the fourth quarter of 2020 and an increase of 36.6% from RMB7.78 billion in the third quarter of 2021.

•	Gross profit was RMB2.38 billion (US$373.5 million) in the fourth quarter of 2021, representing an increase of 228.5% from RMB724.6 million in the fourth quarter of 2020 and an increase of 31.3% from RMB1.81 billion in the third quarter of 2021.

•	Gross margin was 22.4% in the fourth quarter of 2021, compared with 17.5% in the fourth quarter of 2020 and 23.3% in the third quarter of 2021.

1 All translations from Renminbi (“RMB”) to U.S. dollar (“US$”) are made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Income from operations was RMB24.1 million (US$3.8 million) in the fourth quarter of 2021, compared with RMB78.9 million loss from operations in the fourth quarter of 2020 and RMB97.8 million loss from operations in the third quarter of 2021. Non-GAAP income from operations[3] was RMB415.0 million (US$65.1 million) in the fourth quarter of 2021, compared with RMB71.1 million Non-GAAP loss from operations3 in the fourth quarter of 2020 and RMB259.4 million Non-GAAP income from operations in the third quarter of 2021.

•	Net Income was RMB295.5 million (US$46.4 million) in the fourth quarter of 2021, compared with RMB107.5 million net income in the fourth quarter of 2020 and RMB21.5 million net loss in the third quarter of 2021. Non-GAAP net income[3] was RMB686.4 million (US$107.7 million) in the fourth quarter of 2021, representing an increase of 494.7% from RMB115.4 million in the fourth quarter of 2020 and an increase of 104.5% from RMB335.7 million in the third quarter of 2021.

•	Operating cash flow was RMB3.84 billion (US$602.1 million) in the fourth quarter of 2021, representing an increase of 110.7% from RMB1.82 billion in the fourth quarter of 2020 and an increase of 76.9% from RMB2.17 billion in the third quarter of 2021.

•	Free cash flow[4] was RMB1.62 billion (US$253.5 million) in the fourth quarter of 2021, compared with RMB1.60 billion in the fourth quarter of 2020 and RMB1.16 billion in the third quarter of 2021.

Key Financial Results

(in millions, except for percentages)

	For the Three Months Ended			% Change[5]
	December 31, 2020	September 30, 2021	December 31, 2021	YoY	QoQ
	RMB	RMB	RMB
Vehicle sales	4,057.7	7,385.8	10,375.7	155.7%	40.5%
Vehicle margin	17.1%	21.1%	22.3%	5.2%	1.2%

Total revenues	4,146.9	7,775.2	10,620.5	156.1%	36.6%
Gross profit	724.6	1,812.0	2,380.0	228.5%	31.3%
Gross margin	17.5%	23.3%	22.4%	4.9%	(0.9)%

(Loss)/Income from operations	(78.9)	(97.8)	24.1	N/A	N/A
Non-GAAP (loss)/income from operations	(71.1)	259.4	415.0	N/A	60.0%

Net income/(loss)	107.5	(21.5)	295.5	174.9%	N/A
Non-GAAP net income	115.4	335.7	686.4	494.8%	104.5%

Operating cash flow	1,821.3	2,169.5	3,836.9	110.7%	76.9%
Free cash flow	1,599.1	1,165.0	1,615.4	1.0%	38.7%

3 The Company’s Non-GAAP financial measures exclude share-based compensation expenses, changes in fair value of warrants and derivative liabilities, accretion on convertible redeemable preferred shares to redemption value, and the effect of exchange rate changes on convertible redeemable preferred shares. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Free cash flow represents operating cash flow less capital expenditures, which is considered a Non-GAAP financial measure.

5 Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

Financial Highlights for the Full Year 2021

•	Vehicle sales were RMB26.13 billion (US$4.10 billion) in 2021, representing an increase of 181.5% from RMB9.28 billion in 2020.

•	Vehicle margin was 20.6% in 2021, compared with 16.4% in 2020.

•	Total revenues were RMB27.01 billion (US$4.24 billion) in 2021, representing an increase of 185.6% from RMB9.46 billion in 2020.

•	Gross profit was RMB5.76 billion (US$904.1 million) in 2021, representing an increase of 271.9% from RMB1.55 billion in 2020.

•	Gross margin was 21.3% in 2021, compared with 16.4% in 2020.

•	Loss from operations was RMB1.02 billion (US$159.6 million) in 2021, representing an increase of 52.0% from RMB669.3 million in 2020. Non-GAAP income from operations was RMB84.0 million (US$13.2 million) in 2021, compared with RMB526.5 million Non-GAAP loss from operations in 2020.

•	Net loss was RMB321.5 million (US$50.4 million) in 2021, representing an increase of 111.9% from RMB151.7 million in 2020. Non-GAAP net income was RMB779.9 million (US$122.4 million) in 2021, compared with RMB281.2 million Non-GAAP net loss3 in 2020.

•	Operating cash flow was RMB8.34 billion (US$1.31 billion) in 2021, representing an increase of 165.6% from RMB3.14 billion in 2020.

•	Free cash flow was RMB4.33 billion (US$679.9 million) in 2021, representing an increase of 75.8% from RMB2.46 billion in 2020.

Key Financial Results

(in millions, except for percentages)

	For the Year Ended		% Change[5]
	December 31, 2020	December 31, 2021	YoY
	RMB	RMB
Vehicle sales	9,282.7	26,128.5	181.5%
Vehicle margin	16.4%	20.6%	4.2%

Total revenues	9,456.6	27,009.8	185.6%
Gross profit	1,549.3	5,761.5	271.9%
Gross margin	16.4%	21.3%	4.9%

Loss from operations	(669.3)	(1,017.3)	52.0%
Non-GAAP (loss)/income from operations	(526.5)	84.0	N/A

Net loss	(151.7)	(321.5)	111.9%
Non-GAAP net (loss)/income	(281.2)	779.9	N/A

Operating cash flow	3,139.8	8,340.4	165.6%
Free cash flow	2,464.6	4,332.7	75.8%

Recent Developments

Deliveries Update

•	In January 2022, the Company delivered 12,268 Li ONEs, representing a 128.1% increase from January 2021. As of January 31, 2022, the Company had 220 retail stores covering 105 cities, in addition to 276 servicing centers and Li Auto-authorized body and paint shops operating in 204 cities.

OTA 3.0 Release

•	In December 2021, the Company released the OTA 3.0 update to all Li ONE users, further enhancing their in-car experience. This update features the Navigation on ADAS (NOA) and vision-enhanced Automatic Emergency Braking (AEB) functions for the 2021 Li ONE. The OTA 3.0 update also includes an upgraded version of Li ONE’s smart in-car voice assistant, Li Xiang Tong Xue（理想同学）, which now supports more advanced voice instructions for in-car applications and vehicle control settings.

Chongqing Manufacturing Base

•	In December 2021, the Company agreed to establish a strategic cooperation framework with the Chongqing municipal government to build its Chongqing manufacturing base in the Liangjiang New Area. The addition of this manufacturing base will further enhance the Company’s ability to meet increasingly strong market demand and cement its foundation for continued growth.

CEO and CFO Comments

Mr. Xiang Li, founder, chairman, and chief executive officer of Li Auto, commented, “We achieved profitability and RMB3.8 billion operating cash flow in the fourth quarter even as we accelerated the pace of R&D investment and sales network expansion – a significant reflection of our operating excellence.

“In December 2021, we introduced the OTA 3.0 update to all our Li ONE users, which features our full-stack self-developed NOA and full AEB functions enhanced by vision perception algorithm to enable safer and easier driving. It made us the third automaker in the world capable of full-stack self-development of NOA. Due to its outstanding AEB performance, Li ONE was awarded Champion of the Year 2021 accolade during a third-party AEB test, where it was the only assessed model capable of accurately identifying crossing vehicles and two-wheelers, demonstrating our strong ADAS R&D capabilities. As of January 31, 2022, we provided NOA to over 70,000 family users. In 2022, we will remain focused on R&D investment, further elevating our capabilities to provide our users with products and services that offer greater safety, convenience and comfort.”

“Our robust performance in the fourth quarter of 2021 capped a remarkable year of growth for Li Auto,” added Mr. Tie Li, Li Auto’s chief financial officer. “Driven by an impressive number of vehicle deliveries, we achieved revenues of RMB10.6 billion for the fourth quarter and RMB27.0 billion for the full year of 2021, up 156.1% and 185.6% year over year, respectively. Our vehicle margin in the fourth quarter increased to 22.3% and full-year vehicle margin came in at 20.6%, boosted by our outstanding operating efficiency in manufacturing and supply chain management. Additionally, as we continued to scale up deliveries while remaining highly focused on disciplined execution, our full-year operating cash flow reached RMB8.3 billion, providing us with strong support for R&D investment and business growth.”

Financial Results for the Fourth Quarter of 2021

Revenues

•	Total revenues were RMB10.62 billion (US$1.67 billion) in the fourth quarter of 2021, representing an increase of 156.1% from RMB4.15 billion in the fourth quarter of 2020 and an increase of 36.6% from RMB7.78 billion in the third quarter of 2021.

•	Vehicle sales were RMB10.38 billion (US$1.63 billion) in the fourth quarter of 2021, representing an increase of 155.7% from RMB4.06 billion in the fourth quarter of 2020 and an increase of 40.5% from RMB7.39 billion in the third quarter of 2021. The increase in revenue from vehicle sales over the fourth quarter of 2020 and the third quarter of 2021 was mainly attributable to the increase of vehicle deliveries in the fourth quarter of 2021.

•	Other sales and services were RMB244.7 million (US$38.4 million) in the fourth quarter of 2021, representing an increase of 174.5% from RMB89.2 million in the fourth quarter of 2020 and a decrease of 37.1% from RMB389.4 million in the third quarter of 2021. The increase in revenue from other sales and services over the fourth quarter of 2020 was mainly attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales. The decrease in revenue from other sales and services over the third quarter of 2021 was attributable to the sales of automotive regulatory credits in the third quarter of 2021, which did not recur in the fourth quarter of 2021.

Cost of Sales and Gross Margin

•	Cost of sales was RMB8.24 billion (US$1.29 billion) in the fourth quarter of 2021, representing an increase of 140.8% from RMB3.42 billion in the fourth quarter of 2020 and an increase of 38.2% from RMB5.96 billion in the third quarter of 2021. The increase in cost of sales over the fourth quarter of 2020 and the third quarter of 2021 was in line with revenue growth, which was mainly driven by the increase in vehicle deliveries in the fourth quarter of 2021.

•	Gross profit was RMB2.38 billion (US$373.5 million) in the fourth quarter of 2021, representing an increase of 228.5% from RMB724.6 million in the fourth quarter of 2020 and an increase of 31.3% from RMB1.81 billion in the third quarter of 2021.

•	Vehicle margin was 22.3% in the fourth quarter of 2021, compared with 17.1% in the fourth quarter of 2020 and 21.1% in the third quarter of 2021. The increase in vehicle margin over the fourth quarter of 2020 was primarily driven by higher average selling price attributable to the increase of vehicle deliveries of 2021 Li ONE since its release in May 2021.

•	Gross margin was 22.4% in the fourth quarter of 2021, compared with 17.5% in the fourth quarter of 2020 and 23.3% in the third quarter of 2021.

Operating Expenses

•	Operating expenses were RMB2.36 billion (US$369.7 million) in the fourth quarter of 2021, representing an increase of 193.2% from RMB803.5 million in the fourth quarter of 2020 and an increase of 23.4% from RMB1.91 billion in the third quarter of 2021.

•	Research and development expenses were RMB1.23 billion (US$193.0 million) in the fourth quarter of 2021, representing an increase of 228.7% from RMB374.2 million in the fourth quarter of 2020 and an increase of 38.4% from RMB888.5 million in the third quarter of 2021. The increase in research and development expenses over the fourth quarter of 2020 and the third quarter of 2021 was primarily driven by increased employee compensation as a result of growing number of research and development staff as well as increased costs associated with new products developments.

•	Selling, general and administrative expenses were RMB1.13 billion (US$176.7 million) in the fourth quarter of 2021, representing an increase of 162.2% from RMB429.3 million in the fourth quarter of 2020 and an increase of 10.2% from RMB1.02 billion in the third quarter of 2021. The increase in selling, general and administrative expenses over the fourth quarter of 2020 was primarily driven by increased employee compensation as a result of growing number of staff, as well as increased marketing and promotional activities and rental expenses associated with the expansion of the Company’s sales network.

Income/Loss from Operations

•	Income from operations was RMB24.1 million (US$3.8 million) in the fourth quarter of 2021, compared with RMB78.9 million loss from operations in the fourth quarter of 2020 and RMB97.8 million loss from operations in the third quarter of 2021. Non-GAAP income from operations was RMB415.0 million (US$65.1 million) in the fourth quarter of 2021, compared with RMB71.1 million Non-GAAP loss from operations in the fourth quarter of 2020 and RMB259.4 million Non-GAAP income from operations in the third quarter of 2021.

Net Income/Loss and Net Earnings/Loss Per Share

•	Net Income was RMB295.5 million (US$46.4 million) in the fourth quarter of 2021, compared with RMB107.5 million net income in the fourth quarter of 2020 and RMB21.5 million net loss in the third quarter of 2021. Non-GAAP net income was RMB686.4 million (US$107.7million) in the fourth quarter of 2021, representing an increase of 494.7% from RMB115.4 million in the fourth quarter of 2020 and an increase of 104.5% from RMB335.7 million in the third quarter of 2021.

•	Basic and diluted net earnings per ADS[6] attributable to ordinary shareholders were RMB0.31 (US$0.05) and RMB0.29 (US$0.05), respectively in the fourth quarter of 2021. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders3 were RMB0.71 (US$0.11) and RMB0.68 (US$0.11), respectively in the fourth quarter of 2021.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Balance of cash and cash equivalents, restricted cash, time deposits and short-term investments was RMB50.16 billion (US$7.87 billion) as of December 31, 2021.

•	Operating cash flow was RMB3.84 billion (US$602.1 million) in the fourth quarter of 2021, representing an increase of 110.7% from RMB1.82 billion in the fourth quarter of 2020 and an increase of 76.9% from RMB2.17 billion in the third quarter of 2021.

•	Free cash flow was RMB1.62 billion (US$253.5 million) in the fourth quarter of 2021, compared with RMB1.60 billion in the fourth quarter of 2020 and RMB1.16 billion in the third quarter of 2021.

6 Each ADS represents two Class A ordinary shares.

Financial Results for the Full Year 2021

Revenues

•	Total revenues were RMB27.01 billion (US$4.24 billion) in 2021, representing an increase of 185.6% from RMB9.46 billion in 2020.

•	Vehicle sales were RMB26.13 billion (US$4.10 billion) in 2021, representing an increase of 181.5% from RMB9.28 billion in 2020. The increase in revenue from vehicle sales was mainly attributable to the increase of vehicle deliveries in 2021.

•	Other sales and services were RMB881.3 million (US$138.3 million) in 2021, representing an increase of 406.8% from RMB173.9 million in 2020. The increase in revenue from other sales and services was mainly attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales, and the sales of automotive regulatory credits.

Cost of Sales and Gross Margin

•	Cost of sales was RMB21.25 billion (US$3.33 billion) in 2021, representing an increase of 168.7% from RMB7.91 billion in 2020. The increase in cost of sales was in line with revenue growth, which was mainly driven by the increase in vehicle deliveries in 2021.

•	Gross profit was RMB5.76 billion (US$904.1 million) in 2021, representing an increase of 271.9% from RMB1.55 billion in 2020.

•	Vehicle margin was 20.6% in 2021, compared with 16.4% in 2020. The increase in vehicle margin was primarily driven by improved cost control in supply chain management and higher average selling price attributable to the increase of vehicle deliveries in 2021, with the launch of the 2021 Li ONE in May 2021.

•	Gross margin was 21.3% in 2021, compared with 16.4% in 2020. The increase was mainly driven by the increase of vehicle margin.

Operating Expenses

•	Operating expenses were RMB6.78 billion (US$1.06 billion) in 2021, representing an increase of 205.5% from RMB2.22 billion in 2020.

•	Research and development expenses were RMB3.29 billion (US$515.7 million) in 2021, representing an increase of 198.8% from RMB1.10 billion in 2020. The increase in research and development expenses was primarily attributable to increased employee compensation as a result of growing number of research and development staff as well as increased costs associated with new products developments.

•	Selling, general and administrative expenses were RMB3.49 billion (US$548.0 million) in 2021, representing an increase of 212.1% from RMB1.12 billion in 2020. The increase in selling, general and administrative expenses was primarily driven by increased employee compensation as a result of growing number of staff, as well as increased marketing and promotional activities and rental expenses associated with the expansion of the Company’s sales network.

Income/Loss from Operations

•	Loss from operations was RMB1.02 billion (US$159.6 million) in 2021, representing an increase of 52.0% from RMB669.3 million in 2020. Non-GAAP income from operations was RMB84.0 million (US$13.2 million) in 2021, compared with RMB526.5 million Non-GAAP loss from operations in 2020.

Net Income/Loss and Net Earnings/Loss Per Share

•	Net loss was RMB321.5 million (US$50.4 million) in 2021, representing an increase of 111.9% from RMB151.7 million in 2020. Non-GAAP net income was RMB779.9 million (US$122.4 million) in 2021, compared with RMB281.2 million Non-GAAP net loss in 2020.

•	Basic and diluted loss per ADS attributable to ordinary shareholders were both RMB0.35 (US$0.05) in 2021. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB0.84 (US$0.13) and RMB0.81 (US$0.13), respectively in 2021. As of December 31, 2021, the Company had 1,929,562,426 ordinary shares outstanding.

Operating Cash Flow and Free Cash Flow

•	Operating cash flow was RMB8.34 billion (US$1.31 billion) in 2021, representing an increase of 165.6% from RMB3.14 billion in 2020.

•	Free cash flow was RMB4.33 billion (US$679.9 million) in 2021, representing an increase of 75.8% from RMB2.46 billion in 2020.

Employees

•	As of December 31, 2021, the Company had a total of 11,901 employees.

Business Outlook

For the first quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 30,000 and 32,000 vehicles, representing an increase of 138.5% to 154.4% from the first quarter of 2021.

•	Total revenues to be between RMB8.84 billion (US$1.39 billion) and RMB9.43 billion (US$1.48 billion), representing an increase of 147.2% to 163.7% from the first quarter of 2021.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 7:30 a.m. U.S. Eastern Time on Friday, February 25, 2022 (8:30 p.m. Beijing Time on February 25, 2022) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/8046297

A replay of the conference call will be accessible through March 6, 2022, by dialing the following numbers:

United States:	+1-855-452-5696
Mainland China:	+86-400-602-2065
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	8046297

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

Non-GAAP Financial Measure

The Company uses Non-GAAP measures, such as Non-GAAP income/loss from operations, Non-GAAP net income/loss, Non-GAAP basic and diluted net earnings/loss per ADS attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, changes in fair value of warrants and derivative liabilities, accretion on convertible redeemable preferred shares to redemption value and the effect of exchange rate changes on convertible redeemable preferred shares, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is to create homes on the move that bring happiness to the entire family (“创造移动的家，创造幸福的家”). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. Its first model, Li ONE, is a six-seat, large premium smart electric SUV. The Company started volume production of Li ONE in November 2019 and released the 2021 Li ONE in May 2021. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the Company will expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended				For the Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Vehicle sales	4,057,737	7,385,785	10,375,716	1,628,176	9,282,703	26,128,469	4,100,127
Other sales and services	89,160	389,389	244,736	38,404	173,906	881,310	138,297
Total revenues	4,146,897	7,775,174	10,620,452	1,666,580	9,456,609	27,009,779	4,238,424
Cost of sales:
Vehicle sales	(3,362,111)	(5,830,322)	(8,057,653)	(1,264,422)	(7,763,628)	(20,755,578)	(3,257,003)
Other sales and services	(60,189)	(132,890)	(182,820)	(28,688)	(143,642)	(492,747)	(77,323)
Total cost of sales	(3,422,300)	(5,963,212)	(8,240,473)	(1,293,110)	(7,907,270)	(21,248,325)	(3,334,326)
Gross profit	724,597	1,811,962	2,379,979	373,470	1,549,339	5,761,454	904,098
Operating expenses:
Research and development	(374,200)	(888,460)	(1,229,991)	(193,012)	(1,099,857)	(3,286,389)	(515,706)
Selling, general and administrative	(429,335)	(1,021,299)	(1,125,885)	(176,676)	(1,118,819)	(3,492,385)	(548,031)
Total operating expenses	(803,535)	(1,909,759)	(2,355,876)	(369,688)	(2,218,676)	(6,778,774)	(1,063,737)
(Loss)/Income from operations	(78,938)	(97,797)	24,103	3,782	(669,337)	(1,017,320)	(159,639)
Other (expense)/income:
Interest expense	(13,123)	(19,236)	(9,685)	(1,520)	(66,916)	(63,244)	(9,924)
Interest income and investment income, net	169,284	150,123	179,315	28,138	254,916	740,432	116,190
Changes in fair value of warrants and derivative liabilities	—	—	—	—	272,327	—	—
Others, net	7,477	67,595	89,037	13,972	20,133	187,320	29,395
Income/(Loss) before income tax expense	84,700	100,685	282,770	44,372	(188,877)	(152,812)	(23,978)
Income tax benefit/(expense)	22,847	(122,195)	12,741	1,999	22,847	(168,643)	(26,464)
Net income/(loss) from continuing operations	107,547	(21,510)	295,511	46,371	(166,030)	(321,455)	(50,442)
Net income from discontinued operations, net of tax	—	—	—	—	14,373	—	—
Net income/(loss)	107,547	(21,510)	295,511	46,371	(151,657)	(321,455)	(50,442)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	(651,190)	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	—	—	—	—	10,862	—	—
Net income/(loss) attributable to ordinary shareholders	107,547	(21,510)	295,511	46,371	(791,985)	(321,455)	(50,442)

Net income/(loss)	107,547	(21,510)	295,511	46,371	(151,657)	(321,455)	(50,442)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(642,349)	53,965	(372,067)	(58,385)	(1,020,728)	(516,687)	(81,079)
Total other comprehensive (loss)/income	(642,349)	53,965	(372,067)	(58,385)	(1,020,728)	(516,687)	(81,079)
Total comprehensive (loss)/income	(534,802)	32,455	(76,556)	(12,014)	(1,172,385)	(838,142)	(131,521)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	(651,190)	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	—	—	—	—	10,862	—	—
Comprehensive (loss)/income attributable to ordinary shareholders	(534,802)	32,455	(76,556)	(12,014)	(1,812,713)	(838,142)	(131,521)
Weighted average number of ADSs
Basic	863,519,155	933,507,739	962,726,533	962,726,533	435,001,639	926,660,224	926,660,224
Diluted	891,416,573	933,507,739	1,027,358,848	1,027,358,848	435,001,639	926,660,224	926,660,224
Net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	0.12	(0.02)	0.31	0.05	(1.82)	(0.35)	(0.05)
Diluted	0.12	(0.02)	0.29	0.05	(1.82)	(0.35)	(0.05)
Weighted average number of ordinary shares
Basic	1,727,038,310	1,867,015,478	1,925,453,066	1,925,453,066	870,003,278	1,853,320,448	1,853,320,448
Diluted	1,782,833,146	1,867,015,478	2,054,717,696	2,054,717,696	870,003,278	1,853,320,448	1,853,320,448
Net earnings/(loss) per share attributable to ordinary shareholders
Basic	0.06	(0.01)	0.15	0.02	(0.91)	(0.17)	(0.03)
Diluted	0.06	(0.01)	0.15	0.02	(0.91)	(0.17)	(0.03)

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	8,938,341	27,854,224	4,370,936
Restricted cash	1,234,178	2,638,840	414,092
Time deposits and short-term investments	19,701,382	19,668,239	3,086,376
Trade receivable	115,549	120,541	18,916
Inventories	1,048,004	1,617,890	253,882
Prepayments and other current assets	353,655	480,680	75,429
Total current assets	31,391,109	52,380,414	8,219,631
Non-current assets:
Long-term investments	162,853	156,306	24,528
Property, plant and equipment, net	2,478,687	4,498,269	705,877
Operating lease right-of-use assets, net	1,277,006	2,061,492	323,493
Intangible assets, net	683,281	751,460	117,920
Deferred tax assets	59,156	19,896	3,122
Other non-current assets	321,184	1,981,076	310,872
Total non-current assets	4,982,167	9,468,499	1,485,812
Total assets	36,373,276	61,848,913	9,705,443
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	—	37,042	5,813
Trade and notes payable	3,160,515	9,376,050	1,471,307
Amounts due to related parties	19,206	37,455	5,878
Deferred revenue, current	271,510	305,092	47,876
Operating lease liabilities, current	210,531	473,245	74,262
Accruals and other current liabilities	647,459	1,879,368	294,914
Total current liabilities	4,309,221	12,108,252	1,900,050
Non-current liabilities:
Long-term borrowings	511,638	5,960,899	935,395
Deferred revenue, non-current	135,658	389,653	61,145
Operating and finance lease liabilities, non-current	1,392,136	1,369,825	214,955
Deferred tax liabilities	36,309	153,723	24,122
Other non-current liabilities	184,717	802,259	125,891
Total non-current liabilities	2,260,458	8,676,359	1,361,508
Total liabilities	6,569,679	20,784,611	3,261,558
Total shareholders’ equity	29,803,597	41,064,302	6,443,885
Total liabilities and shareholders’ equity	36,373,276	61,848,913	9,705,443

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended				For the Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,821,341	2,169,517	3,836,898	602,093	3,139,804	8,340,385	1,308,788
Net cash (used in)/provided by investing activities	(8,300,693)	6,962,534	(7,109,624)	(1,115,655)	(18,737,725)	(4,257,244)	(668,054)
Net cash provided by financing activities	9,990,955	11,010,741	165,030	25,897	24,710,697	16,709,533	2,622,090
Effect of exchange rate changes	(149,910)	(8,659)	(360,431)	(56,559)	(376,646)	(472,129)	(74,086)
Net change in cash, cash equivalents and restricted cash	3,361,693	20,134,133	(3,468,127)	(544,224)	8,736,130	20,320,545	3,188,738
Cash, cash equivalents and restricted cash at beginning of period	6,810,826	13,827,058	33,961,191	5,329,252	1,436,389	10,172,519	1,596,290
Cash, cash equivalents and restricted cash at end of period	10,172,519	33,961,191	30,493,064	4,785,028	10,172,519	30,493,064	4,785,028

Net cash provided by operating activities	1,821,341	2,169,517	3,836,898	602,093	3,139,804	8,340,385	1,308,788
Capital expenditures	(222,228)	(1,004,543)	(2,221,529)	(348,606)	(675,187)	(4,007,691)	(628,894)
Free cash flow	1,599,113	1,164,974	1,615,369	253,487	2,464,617	4,332,694	679,894

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended				For the Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Loss)/Income from operations	(78,938)	(97,797)	24,103	3,782	(669,337)	(1,017,320)	(159,639)
Shared-based compensation expenses	7,862	357,181	390,856	61,333	142,795	1,101,356	172,827
Non-GAAP (loss)/income from operations	(71,076)	259,384	414,959	65,115	(526,542)	84,036	13,188

Net income/(loss)	107,547	(21,510)	295,511	46,371	(151,657)	(321,455)	(50,442)
Shared-based compensation expenses	7,862	357,181	390,856	61,333	142,795	1,101,356	172,827
Changes in fair value of warrants and derivative liabilities	—	—	—	—	(272,327)	—	—
Non-GAAP net income/(loss)	115,409	335,671	686,367	107,704	(281,189)	779,901	122,385

Net income/(loss) attributable to ordinary shareholders	107,547	(21,510)	295,511	46,371	(791,985)	(321,455)	(50,442)
Shared-based compensation expenses	7,862	357,181	390,856	61,333	142,795	1,101,356	172,827
Changes in fair value of warrants and derivative liabilities	—	—	—	—	(272,327)	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	651,190	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	—	—	—	—	(10,862)	—	—
Non-GAAP net income/(loss) attributable to ordinary shareholders	115,409	335,671	686,367	107,704	(281,189)	779,901	122,385

Weighted average number of ADSs (Non-GAAP)
Basic	863,519,155	933,507,739	962,726,533	962,726,533	435,001,639	926,660,224	926,660,224
Diluted	891,416,573	1,000,412,702	1,027,358,848	1,027,358,848	435,001,639	985,482,839	985,482,839
Non-GAAP net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	0.13	0.36	0.71	0.11	(0.65)	0.84	0.13
Diluted	0.13	0.34	0.68	0.11	(0.65)	0.81	0.13
Weighted average number of ordinary shares (Non-GAAP)
Basic	1,727,038,310	1,867,015,478	1,925,453,066	1,925,453,066	870,003,278	1,853,320,448	1,853,320,448
Diluted	1,782,833,146	2,000,825,404	2,054,717,696	2,054,717,696	870,003,278	1,970,965,679	1,970,965,679
Non-GAAP net earnings/(loss) per share attributable to ordinary shareholders[7]
Basic	0.07	0.18	0.36	0.06	(0.33)	0.42	0.07
Diluted	0.06	0.17	0.34	0.05	(0.33)	0.41	0.06

7 Non-GAAP basic net earnings/loss per ordinary share attributable to ordinary shareholders is calculated by dividing Non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings/loss per ordinary share attributable to ordinary shareholders is calculated by dividing Non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible redeemable preferred shares and convertible senior notes as determined under the if-converted method, and dilutive effect of share-based awards as determined under the treasury stock method.